ABITIBI-CONSOLIDATED INC.

(the “Company”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 -

Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of shareholders of the Company held on July 26, 2007 (the “Meeting”), this report discloses the matter voted upon at the Meeting. Reference is made to the joint proxy statement/prospectus/management proxy circular of the Company, Bowater Incorporated (“Bowater”) and Bowater Canada Inc. dated June 22, 2007 (the “Circular”).

Purpose of the Meeting: to adopt a special resolution, in the form set forth in Schedule A to the Circular, approving an arrangement under Section 192 of the Canada Business Corporations Act to effect the combination of the Company and Bowater, and ratifying and approving the combination agreement described in the Circular (the “Special Resolution”).

The Special Resolution was adopted on a vote conducted by ballot by not less than 66.% of the votes cast by the shareholders present or represented by proxy as follows:

Votes for	% for	Votes against	% against
226,613,550	80.16	56,075,687	19.84

Dated July 26, 2007.